06050090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maximum Financial Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18877 West Ten Mile Road
(No. and Street)

Southfield	Michigan	48075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Paganes — 248-443-1225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Groen, Kluka & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 West Big Beaver Rd. Suite 790	Troy	Michigan	48084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 29 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
AUG 29 2006
WASH, D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Paganes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maximum Financial Investment Group, Inc.., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

GINA M. MULLINIKS
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Aug 25, 2012
ACTING IN COUNTY OF Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

June 30, 2006

TABLE OF CONTENTS

	Page
Facing Page	3
Report of Independent Certified Public Accountants	4
Financial Statements:	
Balance Sheet	5
Statement of Operations	6
Statement of Stockholders' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9
Supplemental Information:	
Report of Independent Certified Public Accountants on Supplemental Information	11
Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Maximum Financial Investment Group, Inc.

We have audited the accompanying balance sheet of Maximum Financial Investment Group, Inc. as of June 30, 2006, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maximum Financial Investment Group, Inc. at June 30, 2006, and the results of its operations and its cash flow for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Groen Kluka & Company, P.C.

August 21, 2006

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

BALANCE SHEET

June 30, 2006

ASSETS

ASSETS		
Cash	$	13,124
Receivable from brokers		193,889
Receivable from shareholder		23,798
Securities owned, at market value (Note E)		26,191
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)		-
	$	257,002

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	102,406
STOCKHOLDERS' EQUITY (Note D)		
Common stock - authorized, 1,000 shares; issued and outstanding, 100 shares		207,508
Additional paid in capital		1,233,473
Accumulated deficit		(1,286,385)
		154,596
	$	257,002

The accompanying notes are an integral part of this statement.

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

STATEMENT OF OPERATIONS

For The Year Ended June 30, 2006

Revenues	
Commissions and fees	$436,267
Interest	836
	437,103
Expenses	
Occupancy and equipment	36,768
Interest	4,246
Professional and outside services	6,805
Advertising and business promotion	5,839
Office supplies and expenses	20,906
Other operating expenses	110,931
Commissions and brokerage	193,246
	378,741
Net income (Note C)	$ 58,362

The accompanying notes are an integral part of this statement.

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For The Year Ended June 30, 2006

	Common Stock	Paid In Capital	Accumulated Deficit
Balance at July 1, 2005	$207,508	$1,152,584	$(1,344,747)
Capital contribution	-	80,889	-
Shareholder distributions ...	-	-	-
Net income for year	-	-	58,362
Balance at June 30, 2006	$207,508	$1,233,473	$(1,286,385)

The accompanying notes are an integral part of this statement.

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS

For The Year Ended June 30, 2006

Cash flows from operating activities		
Net income		$ 58,362
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 1,193	
Decrease in deposits and other	-	
Increase in accounts payable	58,232	
Decrease in accrued liabilities	-	
Increase in accounts receivable	(163,264)	(103,839)
Net cash used by operating activities		(45,477)
Cash flows (used) by investing activities		
Purchase of equipment.....................	-	
Decrease in deposits with clearing organization	-	
Increase in securities owned	(801)	(801)
Cash flows provided by financing activities		
Capital contribution	80,889	
Advances to shareholders	(23,798)	57,091
Increase in cash		10,813
Cash at beginning of year		2,311
Cash at end of year		$ 13,124
Cash paid during the period for interest ...		$ 4,246

The accompanying notes are an integral part of this statement.

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. General

Maximum Financial Investment Group, Inc. (the Company) was incorporated on February 29, 1996 and obtained membership in the National Association of Securities Dealers, Inc. on July 19, 1996. Pursuant to orders issued by the Securities Exchange Commission, the Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

2. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at June 30, 2006:

Office Equipment	$ 45,089
Less: Accumulated Depreciation	(45,089)
	$ -

NOTE C - INCOME TAXES

Pursuant to an election under Subchapter S of the Internal Revenue Code, the stockholders' have elected to be taxed personally for income tax purposes and not as a corporation.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At June 30, 2006, the Company had net capital of $97,382, which was $90,555 over of its required net capital of $6,827. The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1.

NOTE E - SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values, as illustrated below.

Money market funds	$26,191
Corporate stock	-
	$26,191

NOTE F - COMMITMENTS

The company leases their facilities under an operating lease. Rent expense under this lease for the year ended June 30, 2006 was $19,300.

The company also leases various equipment under agreements classified as operating leases. Rent expense incurred under these leases was approximately $282 for the year ended June 30, 2006.

SUPPLEMENTAL INFORMATION

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

CPA ASSOCIATES INTERNATIONAL

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION

Board of Directors
Maximum Financial Investment Group, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Maximum Financial Investment Group, Inc. for the year ended June 30, 2006, which are presented in the preceding section of this report. The supplemental information presented hereinafter is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka Company, P.C.

August 21, 2006

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2006

NET CAPITAL		
Total stockholders' equity (qualifying)........		$154,596
Non-allowable assets		
Furniture, fixtures and equipment..........	$ -	
Deposits and receivables..................	56,690	
Haircuts on securities-stocks and mutual funds	524	57,214
Net capital		97,382
Minimum net capital required		6,827
Excess of net capital		$ 90,555
AGGREGATE INDEBTEDNESS		
Total liabilities and aggregate indebtedness .		$102,406
Net capital per above		$ 97,382
Ratio of aggregate indebtedness to net capital		105%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$ 96,305
Non-allowable assets previously reported as allowable		-
Audit adjustments to record decrease in expenses, net		1,077
Net capital per above		$ 97,382